Prospectus Supplement
(To Prospectus dated September 7, 2007)

$400,000,000

Southwestern Electric Power Company

6.45% Senior Notes, Series G, due 2019

Interest on the Senior Notes is payable semi-annually on January 15 and July 15 of each year, beginning January 15, 2009.  The Senior Notes will mature on January 15, 2019.  We may redeem the Senior Notes either in whole or in part at our option at any time, and from time to time, at the redemption prices described on page S-4 of this prospectus supplement.  The Senior Notes do not have the benefit of a sinking fund.

The Senior Notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding and will be effectively subordinated to all of our secured debt, to the extent of the assets securing such debt.  We will issue the Senior Notes only in registered form in denominations of $2,000 and integral multiples of $1,000.

____________________________

	Per Note	Total
Public offering price(1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	99.87%	$399,496,000
Underwriting discount . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.65%	$2,600,000
Proceeds, before expenses, to Southwestern Electric Power Company	99.22%	$396,896,000
(1)Plus accrued interest, if any, from June 9, 2008.

____________________________

INVESTING IN THESE NOTES INVOLVES RISKS.  SEE THE SECTION ENTITLED “RISK FACTORS” ON PAGE S-3 OF THIS PROSPECTUS SUPPLEMENT FOR MORE INFORMATION.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Senior Notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.

The Senior Notes are expected to be delivered through The Depository Trust Company, Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme on or about June 9, 2008.

____________________________

Joint Book-Running Managers

BNP PARIBAS	Credit Suisse	JPMorgan

Co-Manager

RBS Greenwich Capital
The date of this prospectus supplement is June 4, 2008.

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus or any written communication from us or the underwriters specifying the final terms of the offering.  We have not authorized anyone to provide you with different information.  We are not making an offer of these securities in any state where the offer is not permitted.  You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of the document.

TABLE OF CONTENTS
Prospectus Supplement

RISK FACTORS	S-3
USE OF PROCEEDS	S-3
SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES	S-3
UNDERWRITING	S-11
LEGAL OPINIONS	S-13
EXPERTS	S-13

Prospectus

THE COMPANY	2
PROSPECTUS SUPPLEMENTS	2
RISK FACTORS	2
WHERE YOU CAN FIND MORE INFORMATION	2
RATIO OF EARNINGS TO FIXED CHARGES	3
USE OF PROCEEDS	4
DESCRIPTION OF THE SENIOR NOTES	4
DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES	8
BOOK-ENTRY SECURITIES – REGISTRATION, TRANSFER, AND
PAYMENT OF INTEREST AND PRINCIPAL	15
PLAN OF DISTRIBUTION	17
LEGAL OPINIONS	18
EXPERTS	18

RISK FACTORS

Investing in the Senior Notes involves risk.  Please see the risk factors in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, along with certain amended and restated risk factors contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.  Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.  The risks and uncertainties described are those presently known to us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations, our financial results and the value of the Senior Notes.

USE OF PROCEEDS

The net proceeds from the sale of Senior Notes will be used for general corporate purposes relating to our utility business.  These purposes may include funding our construction program, repaying advances from affiliates, replenishing working capital, and redeeming all or a portion of our $110,000,000 5.25% (Five Year Initial Fixed Rate Period) Capital Trust I Flexible Trust Preferred Securities, maturing on October 1, 2043.  If we do not use the net proceeds immediately, we temporarily invest them in short-term, interest-bearing obligations.  We estimate that our construction costs in 2008 will approximate $741 million, exclusive of allowance for funds used during construction.  At May 8, 2008, we had approximately $164 million in advances from affiliates outstanding.

SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES

The following description of the particular terms of the Senior Notes supplements and in certain instances replaces the description of the general terms and provisions of the Senior Notes under “Description of the Notes” in the accompanying prospectus.  We will issue the Senior Notes under an Indenture, dated as of February 25, 2000, between us and The Bank of New York, as Trustee, as supplemented and amended and as to be further supplemented and amended as of the issue date for the Senior Notes.

Principal Amount, Maturity, Interest and Payment

The Senior Notes will initially be issued in an aggregate principal amount of $400,000,000.  We may at any time and from time to time, without consent of the holders of the Senior Notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the Senior Notes.  These notes, together with the Senior Notes, will be a single series of notes under the Indenture.

The Senior Notes will mature and become due and payable, together with any accrued and unpaid interest, on January 15, 2019 and will bear interest at the rate of 6.45% per year from June 9, 2008 until January 15, 2019.  The Senior Notes are not subject to any sinking fund provision.

Interest on each Senior Note will be payable semi-annually in arrears on each January 15 and July 15 and at redemption, if any, or maturity.  The initial interest payment date is January 15, 2009. Each payment of interest shall include interest accrued through the day before such interest payment date.  Interest on the Senior Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

We will pay interest on the Senior Notes (other than interest payable at redemption, if any, or maturity) in immediately available funds to the registered holders of the Senior Notes as of the Regular Record Date (as defined below) for each interest payment date.

We will pay the principal of the Senior Notes and any premium and interest payable at redemption, if any, or at maturity in immediately available funds at the office of The Bank of New York, 101 Barclay Street in New York, New York.

The Senior Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000.

If any interest payment date, redemption date or the maturity is not a Business Day (as defined below), we will pay all amounts due on the next succeeding Business Day and no additional interest will be paid, except that if such Business Day is in the next succeeding calendar year, we will make payment on the immediately preceding Business Day.

The “Regular Record Date” will be the January 1 or July 1 prior to the relevant interest payment date (whether or not a Business Day).

“Business Day” means any day that is not a day on which banking institutions in New York City are authorized or required by law or regulation to close.

Optional Redemption

We may redeem the Senior Notes at our option at any time upon no more than 60 and not less than 30 days’ notice by mail.  We may redeem the Senior Notes either as a whole or in part at a redemption price equal to the greater of (i) 100% of the principal amount of the Senior Notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Senior Notes being redeemed (excluding the portion of any such interest accrued to the date of redemption) discounted (for purposes of determining present value) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 50 basis points; plus, in each case, accrued interest thereon to the date of redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term (“remaining life”) of the Senior Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining life of the Senior Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if we obtain fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us and reasonably acceptable to the Trustee.

“Reference Treasury Dealer” means BNP Paribas Securities Corp., Credit Suisse Securities (USA) LLC and J. P. Morgan Securities Inc. and their respective successors; provided, however, that if any of the foregoing shall cease to be a Reference Treasury Dealer we will substitute therefor a primary U.S. government securities dealer reasonably acceptable to the Trustee.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at or before 3:30 p.m., New York City time, on the third Business Day preceding such redemption date.

“Treasury Rate” means:

•
the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining life (as defined above), yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•
if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Limitations on Liens

So long as any of our Senior Notes issued pursuant to this prospectus supplement are outstanding, we will not create or suffer to be created or to exist any additional mortgage, pledge, security interest, or other lien (collectively “Liens”) on any of our utility properties or tangible assets now owned or hereafter acquired to secure any indebtedness for borrowed money (“Secured Debt”), without providing that such Senior Notes will be similarly secured.  This restriction does not apply to our subsidiaries, nor will it prevent any of them from creating or permitting to exist Liens on their property or assets to secure any Secured Debt.  In addition, this restriction does not prevent the creation or existence of:

•
Liens on property existing at the time of acquisition or construction of such property (or created within one year after completion of such acquisition or construction), whether by purchase, merger, construction or otherwise, or to secure the payment of all or any part of the purchase price or construction cost thereof, including the extension of any Liens to repairs, renewals, replacements, substitutions, betterments, additions, extensions and improvements then or thereafter made on the property subject thereto;

•	Financing of our accounts receivable for electric service;

•	Any extensions, renewals or replacements (or successive extensions, renewals or replacements), in whole or in part, of liens permitted by the foregoing clauses; and

•	The pledge of any bonds or other securities at any time issued under any of the Secured Debt permitted by the above clauses.

In addition to the permitted issuances above, Secured Debt not otherwise so permitted may be issued in an amount that does not exceed 15% of Net Tangible Assets as defined below.

“Net Tangible Assets” means the total of all assets (including revaluations thereof as a result of commercial appraisals, price level restatement or otherwise) appearing on our balance sheet, net of applicable reserves and deductions, but excluding goodwill, trade names, trademarks, patents, unamortized debt discount and all other like intangible assets (which term shall not be construed to include such revaluations), less the aggregate of our current liabilities appearing on such balance sheet.  For purposes of this definition, our balance sheet does not include assets and liabilities of our subsidiaries.

This restriction also will not apply to or prevent the creation or existence of leases made, or existing on property acquired, in the ordinary course of business.

Book-Entry Only Issuance

The Senior Notes will trade through The Depository Trust Company (“DTC”). The Senior Notes will be represented by one or more global certificates and registered in the name of Cede & Co., DTC’s nominee. Upon issuance of the global securities, DTC or its nominee will credit, on its book-entry registration and transfer system, the respective principal amount of the Senior Notes represented by such global securities to the accounts of institutions that have an account with DTC or its participants. The accounts to be credited shall be designated by the underwriters. Ownership of beneficial interests in the global securities will be limited to participants or persons that may hold interests through participants. The global certificates will be deposited with DTC.

Investors may hold interests in Senior Notes in global form through DTC’s participants or persons that hold interests through participants, including Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) or Euroclear Bank S.A./N.V. (“Euroclear”). Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream, Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of DTC.

DTC. DTC is a New York clearing corporation and a clearing agency registered under Section 17A of the Securities Exchange Act of 1934. DTC holds securities for its participants. DTC also facilitates the post-trade settlement of securities transactions among its participants through electronic computerized book-entry transfers and pledges in the participants’ accounts. This eliminates the need for physical movement of securities certificates. The participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of participants of DTC, members of other clearing corporations and by The New York Stock Exchange, Inc., the American Stock Exchange LLC, and the Financial Industry Regulatory Authority. Others who maintain a custodial relationship with a participant can use the DTC system. The rules that apply to DTC and those using its systems are on file with the SEC.

Purchases of the Senior Notes within the DTC system must be made through participants, which will receive a credit for the Senior Notes on DTC’s records. The beneficial ownership interest of each purchaser will be recorded on the appropriate participant’s records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners should receive written confirmations of the transactions, as well as periodic statements of their holdings, from the participants through which they purchased Senior Notes. Transfers of ownership in the Senior Notes are to be accomplished by entries made on the books of the participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates for their Senior Notes, except if use of the book-entry system for the Senior Notes is discontinued.

To facilitate subsequent transfers, all Senior Notes deposited by participants with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of the Senior Notes with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Senior Notes. DTC’s records reflect only the identity of the participants to whose accounts such Senior Notes are credited. These participants may or may not be the beneficial owners. Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to participants, and by participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of Senior Notes may wish to take certain steps to augment transmission to them of notices of significant events with respect to the Senior Notes, such as redemptions, tenders, defaults and proposed amendments to the notes documents. Beneficial owners of the Senior Notes may wish to ascertain that the nominee holding the Senior Notes has agreed to obtain and transmit notices to the beneficial owners.

Redemption notices will be sent to Cede & Co., as registered holder of the Senior Notes. If less than all of the Senior Notes are being redeemed, DTC’s practice is to determine by lot the amount of Senior Notes of each participant to be redeemed.

Neither DTC nor Cede & Co. will itself consent or vote with respect to Senior Notes, unless authorized by a participant in accordance with DTC’s procedures. Under its usual procedures, DTC would mail an omnibus proxy to the Company as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those participants to whose accounts the Senior Notes are credited on the record date. The Company believes that these arrangements will enable the beneficial owners to exercise rights equivalent in substance to the rights that can be directly exercised by a registered holder of the Senior Notes.

Payments of redemption proceeds, principal of, and interest on the Senior Notes will be made to Cede & Co., or such other nominee as may be requested by DTC. DTC’s practice is to credit participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the Company or its agent, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices. Payments will be the responsibility of participants and not of DTC, The Bank of New York (the trustee), or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, principal and interest to Cede & Co. (or such other nominee as may be requested by DTC) is our responsibility. Disbursement of payments to participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of participants.

Except as provided in this prospectus supplement, a beneficial owner will not be entitled to receive physical delivery of the Senior Notes. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the Senior Notes.

DTC may discontinue providing its services as securities depositary with respect to the Senior Notes at any time by giving reasonable notice to the Company. In the event no successor securities depositary is obtained, certificates for the Senior Notes will be printed and delivered. We may decide to replace DTC or any successor depositary. Additionally, subject to the procedures of DTC, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to some or all of the Senior Notes. In that event, certificates for such Senior Notes will be printed and delivered. If certificates for Senior Notes are printed and delivered,

•	the Senior Notes will be issued in fully registered form without coupons;

•
a holder of certificated Senior Notes would be able to exchange those Senior Notes, without charge, for an equal aggregate principal amount of Senior Notes of the same series, having the same issue date and with identical terms and provisions; and

•	a holder of certificated Senior Notes would be able to transfer those Senior Notes without cost to another holder, other than for applicable stamp taxes or other governmental charges.

Clearstream, Luxembourg. Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations (“Clearstream participants”) and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant, either directly or indirectly.

Distributions with respect to interests in the Senior Notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream, Luxembourg.

Euroclear. Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear participants”) and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear system, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within the Euroclear system, withdrawals of securities and cash from the Euroclear system, and receipts of payments with respect to securities in the Euroclear system. All securities in the Euroclear system are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no records of or relationship with persons holding through Euroclear participants.

Distributions with respect to the Senior Notes held beneficially through the Euroclear system will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for the Euroclear system.

Global Clearance and Settlement Procedures. Settlement for the Senior Notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules. Secondary market trading between Clearstream participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and the Euroclear system, as applicable.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream participants or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of the Senior Notes received in Clearstream, Luxembourg or the Euroclear system as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such Senior Notes settled during such processing will be reported to the relevant Euroclear participant or Clearstream participant on such business day. Cash received in Clearstream, Luxembourg or the Euroclear system as a result of sales of the Senior Notes by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or the Euroclear system cash account only as of the business day following settlement in DTC.

The information in this section concerning DTC and DTC’s book-entry system, Clearstream, Luxembourg and the Euroclear system has been obtained from sources that we believe to be reliable. Neither we nor the underwriters take any responsibility for the accuracy of this information.

Additional Information

For additional important information about the Senior Notes, see “Description of the Notes” in the accompanying prospectus, including:  (i) additional information about the terms of the Senior Notes, (ii) general information about the Indenture and the trustee, and (iii) a description of events of default under the Indenture.

UNDERWRITING

BNP Paribas Securities Corp., Credit Suisse Securities (USA) LLC and J. P. Morgan Securities Inc. are acting as representatives of the underwriters named below with respect to the Senior Notes.  Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each of the underwriters named below and each of the underwriters has severally and not jointly agreed to purchase from us the respective principal amount of Senior Notes set forth opposite its name below:

Principal Amount
Underwriter	of Senior Notes
BNP Paribas Securities Corp.	$114,000,000
Credit Suisse Securities (USA) LLC	114,000,000
J. P. Morgan Securities Inc.	114,000,000
Greenwich Capital Markets, Inc.	58,000,000
Total	$400,000,000

In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Senior Notes offered hereby if any of the Senior Notes are purchased.

The expenses associated with the offer and sale of the Senior Notes, excluding underwriting discount, are expected to be approximately $250,000.

The underwriters propose to offer the Senior Notes to the public initially at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers initially at that price less a concession not in excess of 0.40% per Senior Note.  The underwriters may allow, and those dealers may reallow, a discount not in excess of 0.25% per Senior Note to certain other dealers.  After the initial public offering, the public offering price, concession and discount may be changed.

Prior to this offering, there has been no public market for the Senior Notes.  The Senior Notes will not be listed on any securities exchange.  Certain underwriters have advised us that they intend to make a market in the Senior Notes.  The underwriters will have no obligation to make a market in the Senior Notes, however, and may cease market making activities, if commenced, at any time.  There can be no assurance of a secondary market for the Senior Notes, or that the Senior Notes may be resold.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments that each underwriter may be required to make in respect thereof.

In connection with the offering, the underwriters may purchase and sell the Senior Notes in the open market.  These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering.  Stabilizing transactions consist of certain bids or purchases for the purposes of preventing or retarding a decline in the market price of the Senior Notes and syndicate short positions involve the sale by the underwriters of a greater number of Senior Notes than they are required to purchase from us in the offering.  The underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such Senior Notes are repurchased by the syndicate in stabilizing or covering transactions.  These activities may stabilize, maintain or otherwise affect the market price of the Senior Notes, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time.  These transactions may be effected in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Senior Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Senior Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Senior Notes to the public in that Relevant Member State at any time:

 (a)           to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

 (b)           to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

 (c)           to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

 (d)           in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Senior Notes to the public” in relation to any Senior Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Senior Notes to be offered so as to enable an investor to decide to purchase or subscribe the Senior Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)           it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the Company, and

(b)           it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Senior Notes in, from or otherwise involving the United Kingdom.

Some of the underwriters or their affiliates engage in transactions with, and have performed services for, us and our affiliates in the ordinary course of business and have, from time to time, performed, and may in the future perform, various financial advisory, commercial and investment banking services for us, for which they received, or will receive, customary fees and expenses.  For instance, affiliates of certain of the underwriters are lenders under our parent company's revolving credit facilities.

LEGAL OPINIONS

Jeffrey D. Cross or Thomas G. Berkemeyer, Deputy General Counsel and Associate General Counsel, respectively, of American Electric Power Service Corporation, our service company affiliate, will issue an opinion about the legality of the notes for us.  Dewey & LeBoeuf LLP, New York, New York will issue an opinion for the underwriters.  From time to time, Dewey & LeBoeuf LLP acts as counsel to our affiliates for some matters.

EXPERTS

The consolidated financial statements and the related consolidated financial statement schedule incorporated by reference in the Prospectus to which this Prospectus Supplement relates, from the Southwestern Electric Power Company Consolidated Annual Report on Form 10-K for the year ended December 31, 2007 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports express an unqualified opinion and, as to the report related to the consolidated financial statements, includes an explanatory paragraph concerning the adoption of new accounting pronouncements in 2006 and 2007), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

SOUTHWESTERN ELECTRIC POWER COMPANY
1 RIVERSIDE PLAZA
COLUMBUS, OHIO 43215
(614) 716-1000

$750,000,000
SENIOR NOTES
JUNIOR SUBORDINATED DEBENTURES

TERMS OF SALE

This prospectus contains summaries of the general terms of the securities.  You will find the specific terms of these securities, and the manner in which they are being offered, in supplements to this prospectus.  You should read this prospectus and the available prospectus supplement carefully before you invest.

INVESTING IN THESE SECURITIES INVOLVES RISKS.  SEE THE SECTION ENTITLED “RISK FACTORS” ON PAGE 2 FOR MORE INFORMATION.

The securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is September 7, 2007.

THE COMPANY

We generate, sell, purchase, transmit and distribute electric power.  We serve approximately 456,000 retail customers in northeastern Texas, northwestern Louisiana and western Arkansas.  We also sell and transmit power at wholesale to other electric utilities, municipalities, electric cooperatives and non-utility entities engaged in the wholesale power market.  Our principal executive offices are located at 1 Riverside Plaza, Columbus, Ohio  43215 (telephone number 614-716-1000).  We are a subsidiary of American Electric Power Company, Inc., a public utility holding company, and we are a part of the American Electric Power integrated utility system.  The executive offices of American Electric Power Company, Inc. are located at 1 Riverside Plaza, Columbus, Ohio  43215 (telephone number 614-716-1000).

PROSPECTUS SUPPLEMENTS

We may provide information to you about the securities in up to three separate documents that progressively provide more detail: (a) this prospectus provides general information some of which may not apply to your securities; (b) the accompanying prospectus supplement provides more specific terms of your securities; and (c) if not included in the accompanying prospectus supplement, a pricing supplement will provide the final terms of your securities.  It is important for you to consider the information contained in this prospectus, the prospectus supplement and any pricing supplement in making your investment decision.

RISK FACTORS

Investing in our securities involves risk.  Please see the risk factors described in our most recent Annual Report on Form 10-K and all subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference in this prospectus.  Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this prospectus.  The risks and uncertainties described are those presently known to us.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations, our financial results and the value of our securities.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission (“SEC”).  We also file annual, quarterly and special reports and other information with the SEC.  You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C.  20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.  You may also examine our SEC filings through the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information.  We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (including any documents filed after the date of the initial registration statement and prior to its effectiveness) until we sell all the notes.

•	Annual Report on Form 10-K for the year ended December 31, 2006;
•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007; and
•	Current Report on Form 8-K filed January 12, 2007.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Ms. R. Buonavolonte
American Electric Power Service Corporation
1 Riverside Plaza
Columbus, Ohio 43215
614-716-1000

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement and in any written communication from us or any underwriter specifying the final terms of the particular offering.  We have not authorized anyone else to provide you with different information.  We are not making an offer of these notes in any state where the offer is not permitted.  You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

RATIO OF EARNINGS TO FIXED CHARGES

The Ratio of Earnings to Fixed Charges for each of the periods indicated is as follows:

Twelve Months Period Ended	Ratio

December 31, 2002	2.95
December 31, 2003	3.12
December 31, 2004	3.19
December 31, 2005	3.04
December 31, 2006	3.18
June 30, 2007	2.16

The Ratio of Earnings to Fixed Charges for the six months ended June 30, 2007 was 1.35.  For current information on the Ratio of Earnings to Fixed Charges, please see our most recent Form 10-K and 10-Q.  See Where You Can Find More Information on page 2.

USE OF PROCEEDS

Unless otherwise stated in a prospectus supplement, the net proceeds from the sale of the securities will be used for funding our construction program and for other general corporate purposes relating to our utility business.  These purposes may include redeeming or repurchasing outstanding debt (including the repayment of advances from affiliates) or preferred stock and replenishing working capital.  If we do not use the net proceeds immediately, we will temporarily invest them in short-term, interest-bearing obligations.  We estimate that our construction costs in 2007 will approximate $537  million.  At August 14, 2007, we had $74,000,000 in advances from affiliates outstanding.

DESCRIPTION OF THE SENIOR NOTES

General

We will issue the Senior Notes under the Indenture dated February 25, 2000 (as previously supplemented and amended) between us and the Trustee, The Bank of New York.  This prospectus briefly outlines some provisions of the Indenture.  If you would like more information on these provisions, you should review the Indenture and any supplemental indentures that we have filed or will file with the SEC.  See Where You Can Find More Information on how to locate these documents.  You may also review these documents at the Trustee's offices at 101 Barclay Street, New York, New York.

The Indenture does not limit the amount of Senior Notes that may be issued.  The Indenture permits us to issue Senior Notes in one or more series or tranches upon the approval of our board of directors and as described in one or more company orders or supplemental indentures.  Each series of Senior Notes may differ as to their terms.  The Indenture also gives us the ability to reopen a previous issue of a series of Senior Notes and issue additional Senior Notes of such series.

The Senior Notes are unsecured and will rank equally with all our unsecured unsubordinated debt.  For current information on our debt outstanding see our most recent Form 10-K and Form 10-Q.  See Where You Can Find More Information.

The Senior Notes will be denominated in U.S. dollars and we will pay principal and interest in U.S. dollars.  Unless an applicable pricing or prospectus supplement states otherwise, the Senior Notes will not be subject to any conversion, amortization, or sinking fund.  We expect that the Senior Notes will be “book-entry,” represented by a permanent global note registered in the name of The Depository Trust Company, or its nominee.  We reserve the right, however, to issue Senior Note certificates registered in the name of the noteholders.

In the discussion that follows, whenever we talk about paying principal on the Senior Notes, we mean at maturity or redemption.  Also, in discussing the time for notices and how the different interest rates are calculated, all times are New York City time and all references to New York mean the City of New York, unless otherwise noted.

The following terms may apply to each Senior Note as specified in the applicable pricing or prospectus supplement and the Senior Note.  If we decide to list upon issuance any Senior Note or Senior Notes on a securities exchange, a prospectus supplement or pricing supplement will identify the exchange and state when we expect trading could begin.

-	Mature 9 months to 50 years
-	Fixed or floating interest rate
-	Remarketing features
-	Certificate or book-entry form
-	Subject to redemption
-	Not convertible, amortized or subject to a sinking fund
-	Interest paid on fixed rate Senior Notes quarterly or semi-annually
-	Interest paid on floating rate Senior Notes monthly, quarterly, semi-annually, or annually
-	Issued in multiples of a minimum denomination

Redemptions

If we issue redeemable Senior Notes, we may redeem such Senior Notes at our option unless an applicable pricing or prospectus supplement states otherwise.  The pricing or prospectus supplement will state the terms of redemption.  We may redeem Senior Notes in whole or in part by delivering written notice to the noteholders no more than 60, and not less than 30, days prior to redemption.  If we do not redeem all the Senior Notes of a series at one time, the Trustee selects the Senior Notes to be redeemed in a manner it determines to be fair.

Remarketed Senior Notes

If we issue Senior Notes with remarketing features, an applicable pricing or prospectus supplement will describe the terms for the Senior Notes including: interest rate, remarketing provisions, our right to redeem Senior Notes, the holders’ right to tender Senior Notes, and any other provisions.

Note Certificates-Registration, Transfer, and Payment of Interest and Principal

If we issue Senior Note certificates, they will be registered in the name of the noteholder.  The Senior Notes may be transferred or exchanged, pursuant to administrative procedures in the Indenture, without the payment of any service charge (other than any tax or other governmental charge) by contacting the paying agent.  Payments on Senior Note certificates will be made by check.

Interest Rate

The interest rate on the Senior Notes will either be fixed or floating.  The interest paid will include interest accrued to, but excluding, the date of maturity or redemption.  Interest is generally payable to the person in whose name the Senior Note is registered at the close of business on the record date before each interest payment date.  Interest payable at maturity or redemption, however, will be payable to the person to whom principal is payable.

Unless an applicable pricing or prospectus supplement states otherwise, if we issue a Senior Note after a record date but on or prior to the related interest payment date, we will pay the first interest payment on the interest payment date after the next record date.  We will pay interest payments by check or wire transfer, at our option.

Fixed Rate Notes

A pricing or prospectus supplement will designate the record dates, payment dates and the fixed rate of interest payable on a Senior Note.  We will pay interest monthly, quarterly or semi-annually, and upon maturity or redemption.  Unless an applicable pricing or prospectus supplement states otherwise, if any payment date falls on a day that is not a business day, we will pay interest on the next business day and no additional interest will be paid.  Interest payments will be the amount of interest accrued to, but excluding, each payment date.  Interest will be computed using a 360-day year of twelve 30-day months.

Floating Rate Notes

Each floating rate Senior Note will have an interest rate formula.  The applicable pricing supplement will state the initial interest rate or interest rate formula on each Senior Note effective until the first interest reset date.  The applicable pricing or prospectus supplement will state the method and dates on which the interest rate will be determined, reset and paid.

Events of Default

"Event of Default" means any of the following:

-	failure to pay the principal of (or premium, if any, on) any Senior Note of a series for three days after payment is due;

-	failure to pay any interest on any Senior Note of any series for 30 days after payment is due;

-	failure to perform any other requirements in such Senior Notes, or in the Indenture in regard to such Senior Notes, for 90 days after notice;

-	failure to pay any sinking fund installment for three days after payment is due;

-	certain events of bankruptcy or insolvency; or

-	any other event of default specified in a series of Senior Notes.

An Event of Default for a particular series of Senior Notes does not necessarily mean that an Event of Default has occurred for any other series of Senior Notes issued under the Indenture.  If an Event of Default occurs and continues, the Trustee or the holders of at least 33% of the principal amount of the Senior Notes of the series affected may require us to repay the entire principal of the Senior Notes of such series within ten days after the date of such notice ("Repayment Acceleration").  In most instances, the holders of at least a majority in aggregate principal amount of the Senior Notes of the affected series may rescind a previously triggered Repayment Acceleration if we have first cured our default by depositing with the Trustee enough money to pay all (unaccelerated) past due amounts and penalties, if any.

The Trustee must within 90 days after a default occurs, notify the holders of the Senior Notes of the series of default unless such default has been cured or waived.  We are required to file an annual certificate with the Trustee, signed by an officer, concerning any default by us under any provisions of the Indenture.

Subject to the provisions of the Indenture relating to its duties in case of default, the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders unless such holders offer the Trustee reasonable indemnity.  Subject to the provisions for indemnification, the holders of a majority in principal amount of the Senior Notes of any series may direct the time, method and place of conducting any proceedings for any remedy available to, or exercising any trust or power conferred on, the Trustee with respect to such Senior Notes.

Modification of Indenture

Under the Indenture, our rights and obligations and the rights of the holders of any Senior Notes may be changed.  Any change affecting the rights of the holders of any series of Senior Notes requires the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Senior Notes of all series affected by the change, voting as one class.  However, we cannot change the terms of payment of principal or interest, or a reduction in the percentage required for changes or a waiver of default, unless the holder consents.  We may issue additional series of Senior Notes and take other action that does not affect the rights of holders of any series by executing supplemental indentures without the consent of any noteholders.

Consolidation, Merger or Sale

We may merge or consolidate with any entity or sell substantially all of our assets as an entirety as long as the successor or purchaser expressly assumes the payment of principal, and premium, if any, and interest on the Senior Notes.

Legal Defeasance

We will be discharged from our obligations on the Senior Notes of any series on the 91st day after the date of the deposit referred to in the first item below if, among other things:

-
we deposit with the Trustee sufficient cash or government securities to pay (i) the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Senior Note of the series and (ii) any applicable mandatory sinking fund payments on the day such payments are due;

-	we deliver to the Trustee an opinion of counsel to the effect that such provision would not cause any outstanding Senior Notes then listed on a national security exchange to be delisted; and

-	we deliver to the Trustee an opinion of counsel stating that the federal income tax obligations of noteholders of that series will not change as a result of our performing the action described above.

If this happens, the noteholders of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Senior Notes and replacement of lost, stolen or mutilated Senior Notes.

Covenant Defeasance

We will be discharged from our obligations under any restrictive covenant applicable to the Senior Notes of a particular series if we perform both actions described above.  See Legal Defeasance.  If this happens, any later breach of that particular restrictive covenant will not result in Repayment Acceleration.  If we cause an Event of Default apart from breaching that restrictive covenant, there may not be sufficient money or government obligations on deposit with the Trustee to pay all amounts due on the Senior Notes of that series.  In that instance, we would remain liable for such amounts.

Governing Law

The Indenture and Senior Notes of all series will be governed by the laws of the State of New York.

Concerning the Trustee

We and our affiliates use or will use some of the banking services of the Trustee and other services of its affiliates in the normal course of business.

DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES

General

We will issue the Junior Subordinated Debentures under the Indenture dated September 1, 2003 (as previously supplemented and amended) between us and the Subordinated Indenture Trustee, The Bank of New York.  This prospectus briefly outlines some provisions of the Subordinated Indenture.  If you would like more information on these provisions, you should review the Subordinated Indenture and any supplemental indentures or company orders that we will file with the SEC.  See Where You Can Find More Information on how to locate these documents.

The Junior Subordinated Debentures are unsecured obligations and are junior in right of payment to “Senior Indebtedness”.  You may find a description of the subordination provisions of the Junior Subordinated Debentures, including a description of Senior Indebtedness under Subordination.

The Subordinated Indenture does not limit the amount of Junior Subordinated Debentures that we may issue under it.  We may issue Junior Subordinated Debentures from time to time under the Subordinated Indenture in one or more series by entering into supplemental indentures or by our Board of Directors or a duly authorized committee authorizing the issuance.  The Subordinated Indenture also gives us the ability to reopen a previous issue of a series of Junior Subordinated Debentures and issue additional Junior Subordinated Debentures of such series.

A prospectus supplement will include the final terms for each Junior Subordinated Debenture.  If we decide to list upon issuance any Junior Subordinated Debenture or Junior Subordinated Debentures on a securities exchange, a prospectus supplement or pricing supplement will identify the exchange and state when we expect trading could begin. The following terms of the Junior Subordinated Debentures that we may sell at one or more times will be established in a prospectus supplement:

-    Maturity
-    Fixed or floating interest rate
-    Remarketing features
-    Certificate or book-entry form
-    Redemption
-    Not convertible, amortized or subject to a sinking fund
-	Interest paid on fixed rate Junior Subordinated Debentures quarterly or semi-annually
-	Interest paid on floating rate Junior Subordinated Debentures monthly, quarterly, semi-annually, or annually
-    Issued in multiples of a minimum denomination
-    Ability to defer interest payments
-    Any other terms not inconsistent with the Subordinated Indenture
-	Issued with Original Issue Discount

The interest rate and interest and other payment dates of each series of Junior Subordinated Debentures issued to a trust will correspond to the rate at which distributions will be paid and the distribution and other payment dates of the Trust Preferred Securities.

The Subordinated Indenture does not protect the holders of Junior Subordinated Debentures if we engage in a highly leveraged transaction.

Redemption

Provisions relating to the redemption of Junior Subordinated Debentures will be set forth in the applicable prospectus supplement.  Unless we state otherwise in the applicable prospectus supplement, we may redeem Junior Subordinated Debentures only upon notice mailed at least 30 but not more than 60 days before the date fixed for redemption.  If we do not redeem all the Junior Subordinated Debentures of a series at one time, the Subordinated Indenture Trustee selects those to be redeemed in a manner it determines to be fair.

Remarketed Junior Subordinated Debentures

If we issue Junior Subordinated Debentures with remarketing features, an applicable pricing or prospectus supplement will describe the terms for the Junior Subordinated Debentures including: interest rate, remarketing provisions, our right to purchase or redeem Junior Subordinated Debentures, the holders’ right to tender Junior Subordinated Debentures, and any other provisions.

Junior Subordinated Debenture Certificates-Registration, Transfer, and Payment of Interest and Principal

Unless otherwise indicated in the applicable prospectus supplement, each series of Junior Subordinated Debentures issued to the public initially will be in the form of one or more global Junior Subordinated Debentures, in registered form, without coupons, as described under Book-Entry System.  However, if we issue Junior Subordinated Debenture certificates, they will be registered in the name of the Junior Subordinated Debentureholder.  The Junior Subordinated Debentures may be transferred or exchanged, pursuant to administrative procedures in the Subordinated Indenture, without the payment of any service charge (other than any tax or other governmental charge) by contacting the paying agent.  Payments to public holders of Junior Subordinated Debenture certificates will be made by check.

Original Issue Discount

We may issue the Junior Subordinated Debentures at an original issue discount, bearing no interest or bearing interest at a rate that, at the time of issuance, is below market rate, to be sold at a substantial discount below their stated principal amount.  Generally speaking, if the Junior Subordinated Debentures are issued at an original issue discount and there is an event of default or acceleration of their maturity, holders will receive an amount less than their principal amount.  Tax and other special considerations applicable to original issue discount debt will be described in the prospectus supplement in which we offer those Junior Subordinated Debentures.

Interest Rate

The interest rate on the Junior Subordinated Debentures will either be fixed or floating.  The interest paid will include interest accrued to, but excluding, the date of maturity or redemption.  Interest is generally payable to the person in whose name the Junior Subordinated Debenture is registered at the close of business on the record date before each interest payment date.  Interest payable at maturity or redemption, however, will be payable to the person to whom principal is payable.

If we issue a Junior Subordinated Debenture after a record date but on or prior to the related interest payment date, we will pay the first interest payment on the interest payment date after the next record date.  We will pay interest payments by check or wire transfer, at our option.

For a discussion of our ability to defer interest payments on the Junior Subordinated Debentures, see Description of Trust Preferred Securities–Option to Extend Interest Payment Period.

Fixed Rate Junior Subordinated Debentures

A pricing or prospectus supplement will designate the record dates, payment dates, our ability to defer interest payments and the fixed rate of interest payable on a Junior Subordinated Debenture.  We will pay interest quarterly or semi-annually, and upon maturity or redemption. Unless an applicable pricing or prospectus supplement states otherwise, if any payment date falls on a day that is not a business day, we will pay interest on the next business day and no additional interest will be paid.  Interest payments will be the amount of interest accrued to, but excluding, each payment date.  Interest will be computed using a 360-day year of twelve 30-day months.

Floating Rate Junior Subordinated Debentures

Each floating rate Junior Subordinated Debenture will have an interest rate formula.  The applicable prospectus supplement or pricing supplement will state the initial interest rate or interest rate formula on each Junior Subordinated Debenture effective until the first interest reset date.  The applicable pricing or prospectus supplement will state the method and dates on which the interest rate will be determined, reset and paid.

Events of Default

The following are events of default under the Subordinated Indenture with respect to any series of Junior Subordinated Debentures, unless we state otherwise in the applicable prospectus supplement:

-	failure to pay for three business days the principal of (or premium, if any, on) any Junior Subordinated Debenture of a series when due and payable;

-	failure to pay for 30 days any interest on any Junior Subordinated Debenture of any series when due and payable;

-	failure to perform any other requirements in such Junior Subordinated Debentures, or in the Subordinated Indenture, for 90 days after notice;

-	certain events of our bankruptcy or insolvency; or

-	any other event of default specified in a series of Junior Subordinated Debentures.

An event of default for a particular series of Junior Subordinated Debentures does not necessarily mean that an event of default has occurred for any other series of Junior Subordinated Debentures issued under the Subordinated Indenture.  If an event of default occurs and continues, the Subordinated Indenture Trustee or the holders of at least 33% of the principal amount of the Junior Subordinated Debentures of the series affected may require us to repay the entire principal of the Junior Subordinated Debentures of such series immediately (“Repayment Acceleration”).  In most instances, the holders of at least a majority in aggregate principal amount of the Junior Subordinated Debentures of the affected series may rescind a previously triggered Repayment Acceleration.  However, if we cause an event of default because we have failed to pay (unaccelerated) principal, premium, if any, or interest, Repayment Acceleration may be rescinded only if we have first cured our default by depositing with the Subordinated Indenture Trustee enough money to pay all (unaccelerated) past due amounts and penalties, if any.

The Subordinated Indenture Trustee must within 90 days after a default occurs, notify the holders of the Junior Subordinated Debentures of the series of default unless such default has been cured or waived.  We are required to file an annual certificate with the Subordinated Indenture Trustee, signed by an officer, concerning any default by us under any provisions of the Subordinated Indenture.

In the case of Junior Subordinated Debentures issued to a trust, a holder of Trust Preferred Securities may institute a legal proceeding directly against us without first instituting a legal proceeding against the Property Trustee of the trust by which those Trust Preferred Securities were issued or any other person or entity, for enforcement of payment to that holder of principal or interest on an equivalent amount of Junior Subordinated Debentures of the related series on or after the due dates specified in those Junior Subordinated Debentures.

Subject to the provisions of the Subordinated Indenture relating to its duties in case of default, the Subordinated Indenture Trustee shall be under no obligation to exercise any of its rights or powers under the Subordinated Indenture at the request, order or direction of any holders unless such holders offer the Subordinated Indenture Trustee reasonable indemnity.  Subject to the provisions for indemnification, the holders of a majority in principal amount of the Junior Subordinated Debentures of any series may direct the time, method and place of conducting any proceedings for any remedy available to, or exercising any trust or power conferred on, the Subordinated Indenture Trustee with respect to such Junior Subordinated Debentures.

Modification of Subordinated Indenture

Under the Subordinated Indenture, our rights and obligations and the rights of the holders of any Junior Subordinated Debentures may be changed.  Any change affecting the rights of the holders of any series of Junior Subordinated Debentures requires the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Junior Subordinated Debentures of all series affected by the change, voting as one class.  However, we cannot change the terms of payment of principal or interest, or a reduction in the percentage required for changes or a waiver of default, unless the holder consents.  We may issue additional series of Junior Subordinated Debentures and take other action that does not affect the rights of holders of any series by executing supplemental indentures without the consent of any debentureholders.

Consolidation, Merger or Sale

We may merge or consolidate with any entity or sell substantially all of our assets as an entirety as long as the successor or purchaser expressly assumes the payment of principal, premium, if any, and interest on the Junior Subordinated Debentures.

Legal Defeasance

We will be discharged from our obligations on the Junior Subordinated Debentures of any series at any time if:

-
we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Junior Subordinated Debenture of the series, and

-
we deliver to the Trustee an opinion of counsel stating that the federal income tax obligations of debentureholders of that series will not change as a result of our performing the action described above.

If this happens, the debentureholders of the series will not be entitled to the benefits of the Subordinated Indenture except for registration of transfer and exchange of Junior Subordinated Debentures and replacement of lost, stolen or mutilated Junior Subordinated Debentures.

Covenant Defeasance

We will be discharged from our obligations under any restrictive covenant applicable to the Junior Subordinated Debentures of a particular series if we perform both actions described above.  See Legal Defeasance.  If this happens, any later breach of that particular restrictive covenant will not result in Repayment Acceleration.  If we cause an event of default apart from breaching that restrictive covenant, there may not be sufficient money or government obligations on deposit with the Subordinated Indenture Trustee to pay all amounts due on the Junior Subordinated Debentures of that series.  In that instance, we would remain liable for such amounts.

Junior Subordinated Debentures issued to a trust will not be subject to covenant defeasance.

Subordination

Each series of Junior Subordinated Debentures will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness as defined below.  If:

-	we make a payment or distribution of any of our assets to creditors upon our dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency or otherwise;

-	a default beyond any grace period has occurred and is continuing with respect to the payment of principal, interest or any other monetary amounts due and payable on any Senior Indebtedness; or

-	the maturity of any Senior Indebtedness has been accelerated because of a default on that Senior Indebtedness,

then the holders of Senior Indebtedness generally will have the right to receive payment, in the case of the first instance, of all amounts due or to become due upon that Senior Indebtedness, and, in the case of the second and third instances, of all amounts due on that Senior Indebtedness, or we will make provision for those payments, before the holders of any Junior Subordinated Debentures have the right to receive any payments of principal or interest on their Junior Subordinated Debentures.

“Senior Indebtedness” means, with respect to any series of Junior Subordinated Debentures, the principal, premium, interest and any other payment in respect of any of the following:

-
all of our indebtedness that is evidenced by notes, debentures, bonds or other securities we sell for money or other obligations for money borrowed, other than outstanding junior subordinated debentures issued pursuant to the Indenture dated as of September 1, 2003;

-
all indebtedness of others of the kinds described in the preceding category which we have assumed or guaranteed or which we have in effect guaranteed through an agreement to purchase, contingent or otherwise; and

-	all renewals, extensions or refundings of indebtedness of the kinds described in either of the preceding two categories.

Any such indebtedness, renewal, extension or refunding, however, will not be Senior Indebtedness if the instrument creating or evidencing it or the assumption or Guarantee of it provides that it is not superior in right of payment to or is equal in right of payment with those Junior Subordinated Debentures.  Senior Indebtedness will be entitled to the benefits of the subordination provisions in the Subordinated Indenture irrespective of the amendment, modification or waiver of any term of the Senior Indebtedness.

The Subordinated Indenture does not limit the amount of Senior Indebtedness that we may issue.  As of June 30, 2007, our Senior Indebtedness (which includes our first mortgage bonds) totaled approximately $856 million.

Governing Law

The Subordinated Indenture and Junior Subordinated Debentures of all series will be governed by the laws of the State of New York.

Concerning the Trustee

We and our affiliates use or will use some of the banking services of the Subordinated Indenture Trustee in the normal course of business.  The Subordinated Trustee is also the Trustee under the Indenture relating to the Senior Notes.

BOOK-ENTRY SECURITIES – REGISTRATION,
TRANSFER, AND PAYMENT OF INTEREST AND PRINCIPAL

Unless otherwise stated in a prospectus supplement, the Depository Trust Company (“DTC”), New York, New York, will act as securities depository for the securities.  The securities will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC.  One fully-registered security certificate will be issued for each issue of the securities, each in the aggregate principal amount of such issue, and will be deposited with DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended.  DTC holds and provides asset servicing for over 2.2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 100 countries that DTC’s participants (“Direct Participants”) deposit with DTC.  DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts.  This eliminates the need for physical movement of securities certificates.  Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations.  DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”).  DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation, and Emerging Markets Clearing Corporation, (NSCC, FICC and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.  Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”, and together with Direct Participants, “Participants”).  DTC has Standard & Poor’s highest rating:  AAA.  The DTC Rules applicable to DTC and its Participants are on file with the SEC.  More information about DTC can be found at www.dtcc.com and www.dtc.org.

Purchases of securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the securities on DTC’s records.  The ownership interest of each actual purchaser of each security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records.  Beneficial Owners will not receive written confirmation from DTC of their purchase.  Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction.  Transfers of ownership interests in the securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners.  Beneficial Owners will not receive certificates representing their ownership interests in securities, except in the event that use of the book-entry system for the securities is discontinued.

To facilitate subsequent transfers, all securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC.  The deposit of securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership.  DTC has no knowledge of the actual Beneficial Owners of the securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such securities are credited, which may or may not be the Beneficial Owners.  The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.  Beneficial Owners of securities may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the securities, such as redemptions, tenders, defaults and proposed amendments to the securities documents.  For example, Beneficial Owners of securities may wish to ascertain that the nominee holding the securities for their benefit has agreed to obtain and transmit notices to Beneficial Owners.  In the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request that copies of notices by provided directly to them.

Redemption notices shall be sent to DTC.  If less than all of the securities are being redeemed, DTC’s current practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the securities unless authorized by a Direct Participant in accordance with DTC’s procedures.  Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date.  The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Principal and interest payments on the securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC.  DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the Trustee on the payable date in accordance with their respective holdings shown on DTC’s records.  Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such Participant and not of DTC, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time.  Payment of principal and interest payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our or the Trustee’s responsibility, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

A Beneficial Owner shall give notice to elect to have its securities purchased or tendered, through its Participant, to the Tender/Remarketing Agent, and shall effect delivery of such securities by causing the Direct Participant to transfer the Participant’s interest in the securities, on DTC’s records, to the Tender/Remarketing Agent.  The requirement for physical delivery of the securities in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the securities are transferred by Direct Participants on DTC’s records and followed by a book-entry credit of tendered securities to the Tender/Remarketing Agent’s DTC account.

DTC may discontinue providing its services as depository with respect to the securities at any time by giving reasonable notice to us.  Under such circumstances, in the event that a successor depository is not obtained, security certificates are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository).  In that event, security certificates will be printed and delivered.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

PLAN OF DISTRIBUTION

We may sell the securities (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

By Agents

Securities may be sold on a continuing basis through agents designated by us.  The agents will agree to use their reasonable efforts to solicit purchases for the period of their appointment.

The Agents will not be obligated to make a market in the securities.  We cannot predict the amount of trading or liquidity of the securities.

By Underwriters

If underwriters are used in the sale, the underwriters will acquire the securities for their own account.  The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.  The obligations of the underwriters to purchase the securities will be subject to certain conditions.  The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased.  Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

We may also sell securities directly.  In this case, no underwriters or agents would be involved.

General Information

Underwriters, dealers, and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act of 1933 (the “Act”), and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Act.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act or to contribute to payments that each underwriter, dealer or agent may be required to make in respect thereto.

Underwriters, dealers and agents and their respective affiliates may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

LEGAL OPINIONS

Jeffrey D. Cross or Thomas G. Berkemeyer, Deputy General Counsel and Associate General Counsel, respectively, of American Electric Power Service Corporation, our service company affiliate, will issue an opinion about the legality of the securities for us.  Dewey Ballantine LLP, New York, NY will issue an opinion for the agents or underwriters.  From time to time, Dewey Ballantine LLP acts as counsel to our affiliates for some matters.

EXPERTS

The consolidated financial statements and the related consolidated financial statement schedule incorporated by reference in this prospectus from the Southwestern Electric Power Company Consolidated Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports express an unqualified opinion and, as to the report related to the consolidated financial statements, includes an explanatory paragraph concerning the adoption of new accounting pronouncements in 2004 and 2006), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

$400,000,000

SOUTHWESTERN ELECTRIC POWER COMPANY

6.45% Senior Notes, Series G, due 2019

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PROSPECTUS SUPPLEMENT

June 4, 2008
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Joint Book-Running Managers

BNP PARIBAS	Credit Suisse	JPMorgan

Co-Manager

RBS Greenwich Capital